Exhibit 99.4

INNEOVA HOLDINGS LIMITED

PROXY CARD

THIS PROXY CARD IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF INNEOVA HOLDINGS LIMITED FOR AN ANNUAL GENERAL MEETING OF MEMBERS TO BE HELD ON SEPTEMBER 3, 2026.

The undersigned, a holder of ____________________________Ordinary Shares of INNEOVA Holdings Limited, an exempted company incorporated in the Cayman Islands (the “Company”), hereby acknowledges receipt of the notice (the “Notice”) of this annual general meeting of members of the Company (the “Meeting”) and proxy statement, and hereby appoints

_________________________________________________________________ (insert name) or failing him/her, Mr. Neo Chin Heng or any one executive director and chief executive officer of the Company, with full power to each of substitution, on behalf and in the name of the undersigned, to represent the undersigned as proxy at the Meeting to be held at 14 Ang Mo Kio Street 63, Singapore 569116, at 10 a.m. (Singapore Time) on September 3, 2026 and at any adjournment or postponement thereof, and to vote all the aforesaid Ordinary Shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below (and if not specified, in the discretion of the proxy) and (ii) in the discretion of the proxy upon such other business as may properly come before the Meeting, all as set forth in the Notice and in the proxy statement furnished herewith.

This proxy when properly executed will be voted in the manner directed herein by the undersigned member. If no direction is made, this proxy will be voted at the discretion of the holder of the proxy “FOR” the following proposed resolutions:

Ordinary resolutions

Proposal 1.a.: Re-election of Neo Chin Aik as a director of the Company.

For	Against	Abstain
☐	☐	☐

Proposal 1.a.: Re-election of Koh Chin Chye as a director of the Company.

For	Against	Abstain
☐	☐	☐

Proposal 2: Confirmation of the re-appointment of YCM CPA Inc. as independent auditor of the Company for the financial year ending December 31, 2026.

For	Against	Abstain
☐	☐	☐

Proposal 3:

(A)	the consolidation of each of the issued and unissued class A ordinary shares with a par value of US$0.0005 each (“Class A Ordinary Shares”), class B ordinary shares with a par value of US$0.0005 each (“Class B Ordinary Shares”), and preferred shares with a par value of US$0.0005 each of such class or classes (however designated) as the Board may determine in accordance with Article 13 of the Articles of Association of the Company at a ratio one (1) – for – five (5) (the “Share Consolidation”) be and is hereby approved such that (i) every 5 existing authorized unissued and issued shares with par value of US$0.0005 each be consolidated into 1 share with par value of US$0.0025 each, such that following the Share Consolidation, the authorized share capital of the Company of US$100,000 divided into (i) 150,000,000 Class A Ordinary Shares with a par value of US$0.0005 each, (ii) 25,000,000 Class B Ordinary Shares with a par value of US$0.0005 each, and (iii) 25,000,000 Preferred Shares with a par value of US$0.0005 each of such class or classes (however designated) as the Board may determine in accordance with Article 13 of the Articles of Association of the Company will become the authorized share capital of US$100,000 divided into (i) 30,000,000 Class A Ordinary Shares with a par value of US$0.0025 each, (ii) 5,000,000 Class B ordinary shares with a par value of US$0.0025 each and (iii) 5,000,000 Preferred Shares with a par value of US$0.0025 each of such class or classes (however designated) as the Board may determine in accordance with Article 13 of the Articles of Association of the Company; and

(B)

the Directors be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation including, but without prejudice to the generality of the foregoing, in respect of any fractional entitlements to the issued consolidated shares resulting from the Share Consolidation, (a) capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to members of the Company to round up any fractions of shares issued to or registered in the name of such members of the Company following or as a result of the Share Consolidation or (b) arranging for the sale of any Ordinary Shares representing fractions and the distribution of the net proceeds of sale (after deduction of the expenses of such sale) in due proportion amongst the members of the Company who would have been entitled to the fractions, and for this purpose the Directors may authorize some persons to transfer the Ordinary Shares representing fractions to the purchaser of such shares (who will not be bound to see to the application of the purchase money) or the Company.”

For	Against	Abstain
☐	☐	☐

Proposal 4: Authorization of each of the directors and officers of the Company to take any and every action that might be necessary to effect the foregoing resolutions as such director or officer, in his or her absolute discretion, thinks fit.

For	Against	Abstain
☐	☐	☐

Dated: ___________, 2026

Member Name:

Signature

This Proxy Card must be signed by the person registered in the register of members of the Company at the close of business on August 18, 2026 (Singapore Time). In the case of a corporation, this Proxy Card must be executed by a duly authorized officer or attorney. The description of each resolution herein is by way of summary only. The full text appears in the Notice. Capitalized terms shall bear the same meaning as defined in the Notice unless otherwise defined herein.

NOTES

1.	A holder of the proxy need not be a member of the Company. A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote in his/her stead. Please insert the name of the person(s) of your own choice that you wish to appoint proxy in the space provided, failing which Mr. Neo Chin Heng or any one executive director and chief executive officer of the Company will be appointed as your proxy.

2.	Whether or not you propose to attend the Meeting in person, you are strongly advised to complete and return this form of proxy in accordance with these instructions. For holders of Ordinary Shares registered on our register of members, to be valid, this form must be completed and deposited (together with any power of attorney or other authority under which it is signed or a certified copy of that power or authority) to the attention of our Chief Financial Officer, Ivy Lee, at ivy.lee@soonaik.com, as soon as possible and in any event not later than 48 hours before the time for holding the Meeting or any adjourned or postponed meeting. Returning this completed form of proxy will not preclude you from attending the Meeting and voting in person if you so wish and in such event, the proxy shall be deemed to be revoked.

3.	If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose, seniority shall be determined by the order in which the names stand on the Company’s register of members in respect of the relevant shares. The senior holder should sign this form, but the names of all other joint holders should be stated on the form in the space provided.

4.	If this form is returned without an indication as to how the proxy shall vote, this proxy will be voted at the discretion of the holder of the proxy “FOR” the above resolutions.

5.	This form of proxy is for use by members only. If the appointor is a corporate entity this form of proxy must either be under its seal or under the hand of some officer or attorney duly authorized for that purpose.

6.	Any alterations made to this form must be initialed by you.